September 29, 2022

Via EDGAR (filed as Correspondence)

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Attention: Mr. Christopher Dunham and Ms. Amanda Ravitz

Re:	Lowe’s Companies, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 14, 2022
File No. 001-07898

Dear Mr. Dunham and Ms. Ravitz:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission’s Division of Corporation Finance contained in the Staff’s letter addressed to Mr. Marvin R. Ellison, Chairman, President and Chief Executive Officer of Lowe’s Companies, Inc. (the “Company”), dated September 19, 2022, regarding the above-referenced filing. The Company acknowledges the Staff’s comments and confirms that it will enhance its future proxy disclosures in accordance with the topics discussed in your letter, to the extent applicable and responsive to Item 407(h) of Regulation S-K.

Sincerely,

/s/ Ross W. McCanless
Ross W. McCanless
Executive Vice President, General Counsel
and Corporate Secretary
Lowe’s Companies, Inc.

cc:	Beth R. Macdonald, Lowe’s Companies, Inc.
Sarah K. Johnson, Lowe’s Companies, Inc.
Ronald O. Mueller, Gibson, Dunn & Crutcher LLP